NOTICE OF ANNUAL MEETING OF SHAREHOLDERS OF MDS INC.

Date:	Thursday, March 10, 2005	Business of the Annual Meeting of Shareholders:

  to receive the Report of the Directors and the Consolidated Financial Statements of the Company and its subsidiaries for the year ended October 31, 2004, together with the Auditors' Report thereon;
  to elect directors for the ensuing year;
  to appoint auditors for the ensuing year and to authorize the directors to fix their remuneration; and
  to transact any other business that may properly come before the Meeting.

By Order of the Board,

"Peter E. Brent"

Peter E. Brent

Senior Vice-President & General Counsel and Corporate Secretary

December 31, 2004

Time:	4:00 p.m. (Eastern Standard Time)

Place:	Design Exchange, 234 Bay Street, Toronto, Ontario, Canada

The Management and Board of MDS urge you to participate by ensuring that your shareholdings are represented and that your wishes are made known at the Meeting. If you cannot be present to vote in person, please vote in one of three ways: (1) by completing and signing the accompanying Proxy Form and returning it in the enclosed envelope, postage prepaid; (2) by following the instructions for telephone voting in the accompanying Proxy Form; or (3) by following the instructions for Internet voting in the accompanying Proxy Form, at least two business days prior to the Meeting or related adjournment(s).

What's inside

Section 1: Voting Information

Section 2: Business of the Meeting

Report Of The Directors And Consolidated Financial Statements

Election Of Directors

Appointment Of Auditors

Auditor Evaluation

Shareholder Proposals

Section 3: Disclosure of compensation and other information

Directors' Remuneration And Meeting Attendance

Report On Executive Compensation

Pension Plans

Employment Contracts And Termination Of Employment

Performance Graph

Section 4: Corporate Governance Policies and Practices

Schedule A: TSX Corporate Governance Guidelines

Schedule B: Key Committee Responsibilities

Currency - Unless otherwise noted herein, all references to $ in this Circular are to Canadian dollars.

Section 1: Voting Information

Who is soliciting my proxy?

The management of MDS Inc. (the "Company" or "MDS") is soliciting your proxy for use at the Annual Meeting of Shareholders (the "Meeting").

What will I be voting on?

You will be voting on:

  election of directors of the Company (see page 3); and
  appointment of Ernst & Young LLP as the auditors (see page 6).

How many classes of shares are there?

The Company has one class of Common shares listed on the Toronto Stock Exchange and the New York Stock Exchange.

How many votes do I have?

Subject to the voting restrictions noted below, you will have one vote for every Common share of the Company you own at the close of business on January 10, 2005, the record date for the Meeting.
To vote shares you acquired subsequent to the record date, you must, no later than 10 days before the Meeting:

  request that the Company add your name to the voters' list, and produce properly endorsed share certificates or otherwise establish that you own the shares.

How many shares are eligible to vote?

The number of Common shares outstanding on December 31, 2004, were 141,938,989.

To the knowledge of the directors and officers of the Company, the only shareholders who beneficially own or exercise control or direction over more than 10% of the outstanding Common shares as at December 31, 2004 are as follows:

Shareholder	Common shares held	% of outstanding Common shares
McLean Budden	16,132,472	11.4%
Jarislowksy, Fraser Limited	15,025,235	10.6%
AIC Limited	14,479,148	10.2%

How do I vote?

If you are eligible to vote and your shares are registered in your name, you can vote your shares in person at the Meeting or by proxy, as explained below.
If your shares are held in the name of a nominee, please see the instructions below under the headings How can a non-registered shareholder vote? and How can a non-registered shareholder vote in person at the Meeting?

Voting by proxy

Whether or not you attend the Meeting, you can appoint someone else to vote for you as your proxyholder. You can use the enclosed form of proxy, or any other proper form of proxy, to appoint your proxyholder. The persons named in the enclosed form of proxy are directors or officers of the Company. However, you can choose another person to be your proxyholder, including someone who is not a shareholder of the Company. You may do so by deleting the names printed on the proxy and inserting another person's name in the blank space provided, or by completing another proper form of proxy.

How will my proxy be voted?

On the form of proxy, you can indicate how you want your proxyholder to vote your shares, or you can let your proxyholder decide for you.
If you have specified on the form of proxy how you want your shares to be voted on a particular issue (by marking FOR, AGAINST or WITHHOLD) then your proxyholder must vote your shares accordingly.
If you have not specified on the form of proxy how you want your shares to be voted on a particular issue, then your proxyholder can vote your shares as he or she sees fit.

Unless contrary instructions are provided, Common shares represented by proxies received by management will be voted:

  FOR the election as directors of the proposed nominees whose names are set out on the following pages,
  FOR the appointment of Ernst & Young LLP as auditors, and
  FOR management's proposals generally.

What if there are amendments or if other matters are brought before the Meeting?

The enclosed form of proxy gives the persons named on it authority to use their discretion in voting on amendments or variations to matters identified in the Notice.

As of the time of printing this Circular, management is not aware that any other matter is to be presented for action at the Meeting. If, however, other matters properly come before the Meeting, the persons named on the enclosed form of proxy will vote on them in accordance with their judgment, pursuant to the discretionary authority conferred by the form of proxy with respect to such matters.

What if I change my mind and want to revoke my proxy?

You can revoke your proxy at any time before it is acted upon.
You can do this by stating clearly, in writing, that you want to revoke your proxy and by delivering this written statement to the head office of the Company not later than the last business day before the day of the Meeting, or to the Chairman of the Meeting on the day of the Meeting or any adjournment.

Who counts the votes?

Proxies are counted by CIBC Mellon Trust Company, the transfer agent of the Company.

Is my vote confidential?

The transfer agent preserves the confidentiality of individual shareholder votes, except (a) where the shareholder clearly intends to communicate his or her individual position to management, and (b) as necessary to comply with legal requirements. How are proxies solicited?

The Company's management requests that you sign and return the form of proxy to ensure your votes are exercised at the Meeting. The solicitation of proxies will be primarily by mail. However, the directors, officers and employees of the Company may also solicit proxies by telephone, in writing or in person.
The Company may also use the services of outside firms to solicit proxies. The cost of soliciting proxies will be borne by the Company, and the Company will reimburse brokers, custodians, nominees and other fiduciaries for their reasonable charges and expenses incurred in forwarding proxy material to beneficial owners of shares.

How can a non-registered shareholder vote?

If your Common shares are not registered in your own name, they will be held in the name of a "nominee", which is usually a trust company, securities broker or other financial institution. Your nominee is required to seek your instructions as to how to vote your shares. For that reason, you have received this Circular from your nominee together with a voting instruction form. Each nominee has its own signing and return instructions, which you should follow carefully to ensure your shares will be voted. If you are a non-registered shareholder who has voted and want to change your mind and vote in person, contact your nominee to discuss whether this is possible and what procedure to follow.

How can a non-registered shareholder vote in person

at the Meeting?

Since the Company may not have access to the names of its non-registered shareholders, if you attend the Meeting, the Company will have no record of your shareholdings, or of your entitlement to vote, unless your nominee has appointed you as proxyholder. Therefore, if you are a non-registered shareholder and wish to vote in person at the Meeting, please insert your own name in the space provided on the voting instruction form sent to you by your nominee. By doing so, you are instructing your nominee to appoint you as proxyholder. Then follow the signing and return instructions provided by your nominee. Do not otherwise complete the form, as you will be voting at the Meeting.

Section 2: Business of the Meeting

Report of the Directors and Consolidated Financial Statements

A copy of the Company's Annual Report for the year ended October 31, 2004 is being mailed concurrently with this Circular. The financial statements for the fiscal year ended October 31, 2004, the management's discussion and analysis, and the report of the auditors are included in the Company's Annual Report.

Election Of Directors

Ten directors, nine of whom are unrelated or independent, are to be elected at the Meeting to serve until the next Annual Meeting or until their successors are duly elected or appointed. Unless authority is withheld, the management nominees named in the enclosed Proxy Form intend to vote FOR the election of the nominees proposed below, all of whom, other than Kathleen O'Neill, are presently serving as directors of the Company.

If any nominee is, for any reason, unavailable to serve as a director, proxies in favour of management nominees will be voted for another nominee at their discretion unless authority has been withheld in the Proxy Form.

Information as to shares beneficially owned or over which control or direction is exercised is as of October 31, 2004 and has been provided by the respective nominee.

Effective as of November 1, 2004, the Board of Directors elected John Mayberry to be the Non-Executive Chair. As of that date, Wilfred Lewitt stepped down as Executive Chair and will be retiring from the Board immediately prior to the Meeting. In addition, Wendy Dobson, who served as an independent member of the Board for nine years and on the Audit, Corporate Governance & Nominating, and Human Resources & Compensation committees of the Board, will be retiring from the Board immediately prior to the Meeting. The Company is pleased that Kathleen O'Neill has agreed, subject to election at the Meeting, to join the Board. As noted hereunder, Ms. O'Neill brings both business and financial experience to the Board. Ms. O'Neill, if elected, will become a member of the Audit Committee, and is both independent and financially literate.

Paul S. Anderson, of Lansdale, PA, USA, has served on the Board of the Company since 2003. Dr. Anderson is a Corporate Director having retired in 2002 after a 40-year career in the pharmaceutical industry. From 2001 to 2003 Dr. Anderson was Vice-President, Drug Discovery at Bristol-Myers Squibb (a global pharmaceutical company in Wilmington, DE) and from 1995 to 2001 was Sr. Vice-President, Chemical & Physical Science of DuPont Pharmaceuticals Company. Dr. Anderson is also a director of Albany Molecular Research, and is a member of the Chemical and Engineering News advisory board and the editorial board of Medicinal Chemistry Research.

Member of the Environment, Health & Safety Committee unrelated/independent[1] 3,948 Deferred Share Units[2] 10,000 Options[3]

Clarence J. Chandran, of Cary, NC, USA, has served on the Board of the Company since 2001. Mr. Chandran is Chair of Conros Corporation (a mass market consumer products company) and Chair of The Chandran Family Foundation Inc. Mr. Chandran was formerly President, Business Process Outsourcing, CGI Group Inc. (an information technology services firm headquartered in Montreal, QC, Canada) and retired in 2001 as Chief Operating Officer and Director of Nortel Networks Corp. (a global networking and communication services company headquartered in Brampton, ON, Canada) after spending 28 years in the telecommunications industry.

Member of the Human Resources & Compensation Committee unrelated/independent[1] 10,000 Common shares 6,914 Deferred Share Units[2] 15,500 Options[3]

William A. Etherington, of Toronto, ON, Canada, has served on the Board of the Company since 2001. Mr. Etherington is Chairman, Canadian Imperial Bank of Commerce. Prior to 2001 Mr. Etherington was Senior Vice President & Group Executive, Sales & Distribution, IBM Corporation ( a global information technologies company headquartered in Armonk, NY), and Chairman, President & CEO, IBM World Trade Corporation. Mr. Etherington is also a director of Celestica Inc., Dofasco Inc. and Relizon (a Dayton, OH, based private equity firm).

Member of the Audit Committee, Member of the Corporate Governance & Nominating Committee unrelated/independent[1] 10,000 Common shares 7,802 Deferred Share Units[2] 15,500 Options[3]

John R. Evans, of Toronto, ON, Canada, has served on the Board of the Company since 1989. Dr. Evans is Chair, Torstar Corporation (a newspaper and book publishing company headquartered in Toronto, ON, Canada) and Vice-Chair of NPS/Allelix Biopharmaceuticals Inc. Dr. Evans also chairs the boards of the Canada Foundation for Innovation and MaRS (Medical and Related Sciences) Project.

Chair of the Human Resources & Compensation Committee Member of the Corporate Governance & Nominating Committee unrelated/independent[1] 20,000 Common shares 11,165 Deferred Share Units[2] 31,200 Options[3]

Robert W. Luba, of Toronto, ON, Canada, has served on the Board of the Company since 1996. Mr. Luba is President, Luba Financial Inc. Prior to 1994 he was President and CEO of Royal Bank Investment Management Inc.; President of Crown Life Insurance Company and Sr. Vice-President of John Labatt Limited. Mr. Luba is also a director of Vincor International Inc., Vector Aerospace, AIM Trimark Investments, ATS Automation Tooling Systems, Menu Foods Income Fund, KPC Income Fund and Associated Brands Income Fund.

Chair of the Audit Committee[4], unrelated/independent[1] 8,200 Common shares 11,439 Deferred Share Units[2] 63,600 Options[3]

John T. Mayberry, of Burlington, ON, Canada, has served on the Board of the Company since 2004. Mr. Mayberry is a Corporate Director. From 2002 to 2003 Mr. Mayberry was Chair of the Board & CEO, Dofasco Inc., and from 1993 to 2002 he was President & CEO, of Dofasco Inc. (an international steel manufacturer headquartered in Hamilton, ON, Canada). Mr. Mayberry is also a director of Scotiabank, Decoma International, Inco Inc. and CFM Corporation.

Non-Executive Chair of the Board unrelated/independent[1] 3,000 Common shares 7,837 Deferred Share Units[2]

Mary Mogford, of Newcastle, ON, Canada, has served on the Board of the Company since 1998. Ms. Mogford is a Corporate Director and a former Deputy Minister of Finance and Deputy Minister of Natural Resources for the Province of Ontario. Ms. Mogford is also a director of Falconbridge Limited, the Potash Corporation of Saskatchewan, Sears Canada, and Sears Canada Bank, and a member of the Altamira Advisory Council.

Chair of the Corporate Governance & Nominating Committee, Member of the Environment, Health & Safety Committee unrelated/independent[1] 3,150 Common shares 7,277 Deferred Share Units[2] 36,200 Options[3]

Kathleen M. O'Neill, of Toronto, ON, Canada, was an Executive Vice President with BMO Bank of Montreal until January 2005. Prior to joining BMO Bank of Montreal in 1994, Ms. O'Neill was a partner at PricewaterhouseCoopers, in Corporate Taxation Practice. Ms. O'Neill is a Fellow of the Institute of Chartered Accountants of Ontario. She is a member of the Board of Directors and Third Vice Chair of the Canadian Chamber of Commerce, and chairs its Health Care Task Force. Ms. O'Neill is past-Chair of the Board of St. Joseph's Health Centre in Toronto, and is active on several other non-profit boards.

Member of the Audit Committee unrelated/independent[1]

John A. Rogers, of Toronto, ON, Canada, has served on the Board of the Company since 1993. Mr. Rogers is President & Chief Executive Officer, MDS Inc. Mr. Rogers is also a director of Marsulex Inc. and Source Medical.

related[5] 109,506 Common shares 35,109 Deferred Share Units[6] 597,500 Options[3]

Nelson M. Sims, of Key Largo, FL, USA, has served on the Board of the Company since 2001. Mr. Sims is President & CEO, Novavax, Inc. (a biopharmaceutical company headquartered in Malvern, PA). Prior to 2001 Mr. Sims was an Executive with Eli Lilly and Company (a global pharmaceutical-based health care company), and President, Eli Lilly Canada, Inc. Mr. Sims is also a director of Novavax.

Chair of the Environment, Health & Safety Committee Member of the Audit Committee unrelated/independent[1] 5,000 Common shares 8,410 Deferred Share Units[2] 15,500 Options[3]

1

Each of the directors, other than John Rogers, has been determined by the Board to be free of any relationship which could materially interfere with his or her ability to act in the best interests of the Company and to meet the criteria to be considered unrelated or independent as described in the TSX corporate governance guidelines and NYSE corporate governance rules.

2	Independent directors have the option of receiving their compensation in the form of deferred share units under the MDS Deferred Share Unit Plan for Non-Executive Directors.
3

Effective November 1, 2003, the Board of Directors discontinued all further grants of stock options to independent directors under the MDS Stock Option Plan. Outstanding options granted prior to November 1, 2003 remain in effect with no amendments.

4

Robert Luba, Chair of the Audit Committee, is a Fellow of the Institute of Chartered Accountants (FCA). He currently serves on five other audit committees, and is both independent and an audit committee financial expert as defined in applicable securities regulation and as determined by the Board.

5	John Rogers, the President and CEO of the Company, is the only related or non-independent director.
6

Deferred share units are not available to related directors in their capacity as directors. Mr. Rogers does receive deferred share units under the Mid-term Incentive Plan. See Report on Executive Compensation.

Appointment Of Auditors

The Company proposes to nominate Ernst & Young LLP, the present auditors, as auditors of the Company, to hold office until the next Annual Meeting of Shareholders. Ernst & Young LLP has served as the Company's auditors for more than five years.

Auditor Evaluation

The Audit Committee reviews, with senior financial management and the auditors, on an annual basis, the performance of the auditors and auditor independence and rotation. In fiscal 2004, a new audit partner at Ernst & Young LLP was appointed as audit partner for the Company's account. In addition, an Ernst & Young LLP partner, independent of the Company's account , is responsible for reviewing all significant accounting and audit decisions.

The fees for all audit services performed by the auditors for the year ended October 31, 2004, and October 31, 2003 are set out below.

During 2004, Ernst & Young LLP served as the auditor of MDS Inc. and was also the auditor of the subsidiaries of the Company that required a separate audit opinion be rendered on their entity financial statements for statutory or other reasons.

In 2003, the Audit Committee of the Board approved a policy that determines and limits the types of engagements on which the services of Ernst & Young LLP may be used. Such services are limited to the following types of engagements, for which a summary of fees for the last two years is provided below. The intention to engage Ernst & Young LLP and the fees to be charged are subject to pre-approval by the Audit Committee.

Audit - an audit engagement is one in which Ernst & Young LLP or a foreign affiliate, has been hired to render an audit opinion on a set of financial statements or related financial information. These engagements include the opinion issued on the consolidated financial statements of MDS, the opinions issued on subsidiaries of MDS as required by statute in certain jurisdictions, and opinions issued on the financial statements of subsidiaries or entities over which MDS exercises management discretion. The latter category includes audit opinions issued on Pension Plans established for the benefit of MDS employees.

Audit Related - an audit related engagement is one in which some sort of assurance is provided that is not an audit opinion or one which supports the ability of Ernst & Young LLP to render an audit opinion in an indirect manner. Such engagements include reviews of the interim financial statements, the reports on which are provided to the Audit Committee, accounting assistance and advice, systems and internal controls reviews associated with our Common Business Systems implementation, planning work associated with our Sarbanes-Oxley compliance program, and translation services related solely to our filed financial reports. From time to time, Ernst & Young LLP may also be engaged to provide audit related services in connection with acquisitions , including audits of transaction date balance sheets and similar services.

Tax - a tax engagement is one in which Ernst & Young LPP has been engaged to provide tax services, including assistance with tax compliance and tax advice and planning. Tax compliance assistance is generally provided to the foreign subsidiaries of MDS and to certain entities that are controlled by MDS but in which there are other minority interests. Tax compliance services include assistance with the preparation and filing of tax returns, assistance in dealing with tax audits, and personal tax assistance provided to participants in the Company's expatriate tax program. Tax advice and planning services are provided to the Company and many of its subsidiaries and relate to both income taxes and sales and use taxes.

	2004	2003
Audit services	$ 1,819,000	$ 1,638,000
Audit related services	429,000	292,000
Tax services	704,000	1,151,000
	$ 2,952,000	$ 3,081,000

Shareholder Proposals

There are no shareholder proposals to be considered at the Meeting. Shareholder proposals must be submitted no later than October 2, 2005 to be considered for inclusion in next year's Management Proxy Circular for the Company's 2006 Annual Meeting of Shareholders.

Section 3: Disclosure of Compensation and Other Information

Directors' Remuneration and Meeting Attendance

Nine directors are independent or unrelated and are remunerated by the Company solely in their capacity as directors. John Rogers, the President & CEO of the Company, receives no remuneration as a director.

Compensation for the independent directors is a combination of annual retainers, meeting fees and equity-based deferred share units ("DSUs") as described below. The compensation program for directors is reviewed on an annual basis by the Human Resources & Compensation Committee with the assistance of outside consultants. Overall compensation is established based upon a comparator peer group of companies on the TSX 100 with annual revenues of $1 billion to $4 billion and is currently established at the 50th percentile to the market.

The following is a description of the current annual retainers and attendance fees payable to independent directors:

Annual Non-Executive Chair of the Board retainer[1]	$150,000
Annual Board retainer Cash DSUs[2]	$25,000 $20,000
Annual retainer for the Chair of the Audit Committee	$15,000
Annual retainer for the Chair of the Human Resources & Compensation Committee	$7,000
Annual retainer for the Chairs of the Environment Health & Safety Committee and the Corporate Governance & Nominating Committee	$5,000
Annual retainer for members of the Audit Committee	$5,000
Annual retainer for members of all other committees	$3,000
Each Board or committee meeting attended	$1,500 [3]
Each Board or committee telephone meeting	$750

[1]	The Chair of the Board receives no additional retainers or fees in his capacity as a director.
[2]	The Directors receive an annual grant of DSUs. In fiscal 2004 the value of the DSUs granted to each director was $20,000
[3]	Directors who reside outside of Ontario or Quebec who are required to travel to Board meetings held in Ontario or Quebec are paid $3,000 per meeting.

There were no changes in fiscal 2004 to the retainers or meeting fees other than the increase in the annual retainer for the Chair of the Audit Committee. In addition, for fiscal 2005, the Human Resources & Compensation Committee approved the establishment of the annual retainer for the Non-Executive Chair and the increase in meeting fees in the circumstances described in note 3.

Total remuneration paid to independent directors during the fiscal year ended October 31, 2004, is set out in the following table:

Name of Director	Fees Paid	DSU Grants
		#	$
Paul S. Anderson	$46,250	959	20,000
Clarence J. Chandran	48,500	959	20,000
Wendy K. Dobson[1]	47,750	959	20,000
William A. Etherington	56,750	959	20,000
John R. Evans	57,250	959	20,000
Robert W. Luba	63,000	959	20,000
John T. Mayberry[2]	56,000	959	20,000
Mary Mogford	61,000	959	20,000
Nelson M. Sims	61,750	959	20,000

1 As set out earlier in this Circular, Ms. Dobson is not standing for re-election as a director.

2 Mr. Mayberry was appointed Non-Executive Chair on November 1, 2004. The annual retainer of $150,000 is payable in fiscal 2005. Mr. Mayberry has indicated his intention to take all of his annual retainer in deferred share units.

Set out below is a summary of the Board and committee meetings held during the fiscal year ended October 31, 2004 and the record of attendance of the individual directors.

Summary of Board and committee meetings held
Board Audit Corporate Governance & Nominating Environment, Health & Safety Human Resources & Compensation	10 7 2 4 7

Record of attendance by directors
Number of meetings attended
Director	Board	Committee
Paul S. Anderson[1] Clarence J. Chandran Wendy K. Dobson[2] William A. Etherington John R. Evans Wilfred G. Lewitt[2] Robert W. Luba John T. Mayberry Mary Mogford John A. Rogers Nelson M. Sims	10/10 9/10 8/10 10/10 10/10 9/10 10/10 9/10 10/10 10/10 9/10	3/4[1] 6/7 6/7 9/9 9/9 n/a 7/7 7/9[3] 8/8[4] n/a 10/11

[1]	Dr. Anderson joined the Environment Health & Safety Committee after the Annual Meeting in March.
[2]	Neither Ms. Dobson nor Mr. Lewitt are standing for re-election.
[3]	Mr. Mayberry joined the Human Resources & Compensation and Corporate Governance & Nominating Committees after the Annual Meeting in March.
[4]	Ms. Mogford was also on the Human Resources & Compensation Committee until the Annual Meeting in March.

Director Deferred Share Unit Plan

Directors have the option of electing to receive 100% of their total compensation, or 100% of their annual retainer (the "Elected Deferral"), in the form of DSUs under the MDS Deferred Share Unit Plan for Non-Executive Directors. A majority of the independent directors have elected to receive all of their compensation in the form of DSUs.

Under the terms of the plan, on the last day of each fiscal quarter, a number of DSUs equal to the number of shares that could be purchased on the open market for a dollar amount equal to the Elected Deferral, is credited to the account maintained by the Company for each independent director who has elected to participate in the plan.

In fiscal 2004, the issuance of stock options was discontinued and directors are now eligible, upon appointment and annually thereafter, to receive a grant of DSUs. In the fiscal year ended October 31, 2004, each director received DSUs valued at $20,000 as part of their over-all compensation. DSUs attract dividends in the form of additional DSUs at the same rate as dividends on MDS Common shares. DSUs are paid out when a director ceases to be a member of the Board. At such time, the director will receive, at his/her discretion, net of any applicable withholdings, either (i) a lump sum cash payment, or (ii) a number of shares purchased on the open market equal to their credit balance under the plan.

All Board fees are paid to all directors in Canadian dollars. Directors are reimbursed for transportation and other expenses incurred for attendance at Board and committee meetings.

Director Share Ownership Guidelines

The Board of Directors believes that share ownership by directors is an important component in demonstrating both commitment to the Company and alignment with the interests of all shareholders. The MDS Board established in 2003 a guideline providing for each unrelated or independent director to own shares in MDS (which include DSUs) with a value of not less than five times his/her annual retainer. Directors are given three years from the date of establishment of the guidelines or, if first elected after such date, then three years from the date they are first elected to the Board, to accumulate such ownership position. All of the independent directors, other than Dr. Anderson who joined the Board in May of 2003, and Ms. O'Neill, the new nominee for the Board, own shares and/or DSUs in MDS that exceed the established guideline.

Directors' and Officers' Liability Insurance

The bylaws of the Company provide for indemnification of the directors and officers, subject to certain limitations set out in the Canada Business Corporations Act, including that the directors and officers acted honestly, in good faith and with a view to the best interests of the Company.

MDS provides insurance for the Company, its affiliates, subsidiaries, joint ventures and their directors and officers, against liability incurred by them in their capacity as directors or officers.

The insurance policy provides coverage of US$110,000,000. Each loss or claim is subject to a US$1,000,000 deductible. The total annual premium for the directors' and officers' liability policy is US$1,500,000 which is paid in full by the Company.

Report on Executive Compensation

Overview

The Human Resources & Compensation Committee ("HRCC") of the Board of Directors reviews senior management's compensation philosophy and practices, and Company and senior management performance, and makes recommendations to the Board of Directors on compensation for the CEO and his direct reports, including those whose compensation is set forth under the Summary Compensation table. In this Circular, such officers are referred to as the "Named Executive Officers". The HRCC also reviews and approves short-term, mid-term and long-term incentive plan design and awards for the senior management of the Company.

The HRCC consists of four unrelated or independent directors. The Board as a whole reviews the recommendations of the HRCC and gives final approval on compensation matters for senior management as well as on major policy changes related to senior management remuneration.

In its review process, the HRCC uses external market studies and obtains advice from independent compensation consultants. These studies provide market comparisons for appropriate comparator groups representing a cross-section of Canadian and US based publicly traded organizations of comparable size and complexity to MDS, including organizations that compete in the health care, pharmaceutical and high technology industries. Market data used to assess the competitiveness of senior management compensation is based on local markets, where the executive is located. For our Canadian based executives, data on companies within the TSX 100 with revenues between $1 billion to $3 billion is used.

Compensation Philosophy

The objective of the Company's compensation program is to attract and retain the senior leadership required to build superior, long-term shareholder value. The pay philosophy of the Company incorporates a strong "pay for performance" approach and provides competitive cash compensation and benefits with upside potential that is linked directly to shareholder value creation. In general, the Company's "target positioning" provides competitive pay (50th percentile to the market) for achieving target performance, with above average pay (up to 75th percentile to the market) when the Company has strong performance when measured against its plan and the competition. The HRCC also conducts comprehensive market reviews of the compensation philosophy and practices on a periodic basis to ensure that the Company's pay practices are both competitive and reasonable in the circumstances.

The total compensation program for senior management incorporates a pay for performance approach that is composed of the following components: "fixed compensation" that includes base salary, benefits and retirement; and "performance-related compensation" that includes a short-term annual incentive plan, a mid-term incentive plan, and a long-term incentive plan.

Base Salary, Benefit and Retirement Programs

Each year, the HRCC reviews the individual salaries of the Named Executive Officers as well as other senior management. Adjustments are made where necessary to reflect market competitiveness (with reference to the median of the comparator groups), individual performance, responsibility and experience. Benefit and retirement programs are designed to be market competitive.

Short-term Incentive Plan

The short-term incentive plan is an annual bonus plan under which a cash bonus is paid to senior management following the end of the Company's fiscal year, based on the degree of achievement of established corporate goals and objectives and individual performance. The HRCC and the Board of Directors review Company and individual performance and have final approval on the amount of bonus to be paid to each executive each year.

Corporate goals consist of both financial and non-financial metrics and may be based on both enterprise wide and/or business unit performance, as applicable. For fiscal 2004, the financial component for business unit executives was based on the achievement of adjusted cash flow, operating income and return on capital targets established for each business unit. The financial component for the corporate group was based on the achievement of operating cash flow, earnings per share and return on equity targets established at the enterprise wide level. All executives were also subject to a non-financial component that was based on the development and successful implementation of strategies to position the Company to achieve its long-term goals.

For Named Executive Officers other than the CEO, the target bonus opportunity is 37.5% of base salary and the maximum opportunity is 75% of base salary. Based on the assessment of performance over the fiscal 2004 year, including the achievement of certain financial and non-financial goals but also the failure to achieve all of the financial metrics at the enterprise wide level, a 26% average bonus was earned and approved for Named Executive Officers other than the CEO, as compared with 30% in fiscal 2003.

Mid-term Incentive Plan (1999-2003)

For fiscal years 2000 through 2003, the Company's mid-term incentive plan was designed to reward senior executives of the Company for creating shareholder value that met or exceeded the returns of an appropriate index on the Toronto Stock Exchange (the S&P/TSX 60 Index) over a three-year performance period. Participating executives were awarded units (based on a percentage of base salary) on January 1 each year that vested based on the performance of MDS Common shares relative to the increase in such index over the three-year performance period. Units that did not vest were forfeited and no value was paid to the participant. Before the units were allocated, each participating executive had the option of receiving any vested units as either Restricted Share Units ("RSUs") or Deferred Share Units ("DSUs"). If the executive elected RSUs, any vested units were paid in cash at the time of vesting; if the executive elected DSUs, payment for any vested units were deferred until the executive's employment with the Company ends, at which time the value of the vested units will be determined based on the price of MDS Common shares on the last day of the executive's employment and paid to the executive in cash. Four grants were made under the plan. Units granted in fiscal 2000 vested as of October 31, 2002 and were paid as DSUs to the Named Executive Officers subject to the plan. Units granted in fiscal 2001 and fiscal 2002 did not vest and were cancelled on expiry. One grant remains and the performance cycle and vesting period will end on December 31, 2005. No further units have been granted under the plan following the 2003 fiscal year-end.

Mid-term Incentive Plan (2004-2005)

Subsequent to the 2003 fiscal year-end, the Company redesigned the senior management incentive compensation program to support MDS's high performance strategies and to better align the compensation program to shareholders' interests. The key element of the redesign involved the implementation of a new mid-term incentive plan for fiscal 2004 and 2005. Under the new mid-term incentive plan, a portion of the available 2004 and 2005 annual stock option grants were replaced with Performance Share Units ("PSUs") linked to specific operating margin improvement targets and achievement of defined change outcomes across the Company over a two-year performance cycle ending October 31, 2005. The number of units granted at target (see table - Performance Share Unit Awards During Fiscal 2004) were "front loaded" in 2004 so that the total grant made in 2004 was intended to cover grants that would otherwise be made for both fiscal 2004 and 2005. Accordingly, no further grants will be made under the plan for fiscal 2005, except in the case of a promotion or new hire.

Under the terms of the Plan, the units will vest and payout from 0% to 200% of the target grant, based solely on MDS's achievement of financial and non-financial performance levels over the 2004 and 2005 fiscal years. Units will be paid out in cash, based on the number of vested units multiplied by the MDS Common share price on the fifth trading day immediately following public disclosure of the annual financial results.

At the time of grant, selected participants were offered the choice of electing to defer receipt of the cash payment described in the preceding paragraph by choosing to receive the vested portion of the PSUs in the form of DSUs. To the extent that a participant elects to receive DSUs, the vested units will be credited to the participant's account as a bookkeeping entry and will receive dividend equivalents in the form of additional DSUs, at the time dividends are paid on the underlying Common shares. The DSUs will only become payable when the participant leaves the employment of the Company.

Long-term Incentive Plans

The MDS long-term incentive plan, which is intended to reinforce management's commitment to long-term improvement in both profitability and shareholder value, consists of an annual award of stock options. Individual stock option grants for senior management are determined by reference to market data for a comparable peer group of companies.

In fiscal 2003, stock option grants were reduced by approximately 20% and overall annual option grants for all Stock Option Plan participants were targeted at 1% of total outstanding shares. The same level of stock option grants will be made in respect of fiscal 2004. Stock options vest over a five-year period and expire after 10 years.

The following table summarizes the current Stock Option Plan with respect to options granted and options remaining in reserve for future grant as of October 31, 2004.

Plan Category	Number of Common shares to be issued upon exercise of outstanding options	Weighted average exercise price of outstanding options	Number of Common shares remaining available for future issuance under the MDS Inc. Stock Option Plan
Equity compensation plans approved by security holders	7,609,640	$17.63	2,912,824
Equity compensation plans not approved by security holders	---	---	---
Total	7,609,640	$17.63	2,912,824

In addition to the Stock Option Plan, the Company sponsors an Employee Share Ownership Plan under which all employees can purchase MDS Common shares at a price equal to 90% of the average market price of the shares traded on the Toronto Stock Exchange over the five trading days immediately preceding the date of purchase. Shares are purchased monthly at the beginning of each month. Employees can contribute up to 10% of their salary, or $10,000, whichever is lesser, by payroll deduction. There were 377,111 shares remaining available for issuance under the share ownership plan as at October 31, 2004.

One of the Named Executive Officers also participates in a long-term incentive plan sponsored by a subsidiary. Under the terms of that plan, participants were granted stock options in the subsidiary company that vest at a rate of 25% per annum and expire on the tenth anniversary of the date of grant. The amount paid on option exercise is based on increases in the value of the underlying shares from date of grant to date of exercise.

Chief Executive Officer Compensation

The HRCC assesses the overall performance of the CEO on the basis of his contribution to:

  the financial performance of MDS compared to specific objectives and targets established at the beginning of each fiscal year;
  the strategic goals and objectives required to foster, achieve and sustain long-term profitable growth and increased shareholder value;
  the leadership of the Company;
  the management of succession plans to provide continuity of leadership positions, including that of the CEO; and
  the quality of MDS's relationships with all stakeholders, including shareholders, customers, employees, governments and communities.

The HRCC's objective is to provide competitive compensation for the CEO based on overall performance. Consistent with the overall compensation program described above, the HRCC established Mr. Rogers' base salary after a detailed market review of a comparable peer group of companies similar in size and complexity to MDS. Based on such review and information provided to the HRCC by an independent compensation consultant, the Board approved the base salary for Mr. Rogers. While the base salary approved for Mr. Rogers is below the 50th percentile to the market, the HRCC considered the overall financial package for Mr. Rogers to be competitive and reasonable.

Mr. Rogers' short-term incentive plan for 2004 provided a target award of 45% of annual base salary and a maximum award of 90% of annual base salary, based on the achievement of corporate and individual goals previously described for the fiscal year. Corporate goals included a financial component consisting of operating cash flow, earnings per share and return on equity targets; non-financial goals including positioning the Company for growth (Common Business Systems and Enterprise Services initiatives), restructuring of Proteomics and US laboratory operations, succession planning; and overall leadership. Based on the performance achieved for fiscal 2004, Mr. Rogers was awarded a bonus of 25% of his annual salary as compared with 30% in fiscal 2003, reflecting both the performance of the Company in 2004, as well as his individual contribution.

Mr. Rogers was also granted options to purchase Common shares at the then current market price, on the terms and conditions of the Company's Stock Option Plan. See Option Grants During Fiscal 2004.

Loans

The Company has established a policy that prohibits the granting of any new loans to employees. There were no outstanding loans to Named Executive Officers or directors of the Company as at October 31, 2004.

Share Ownership

The Company encourages share ownership for all of its employees through its Employee Share Ownership Plan. In addition, the Company established share ownership guidelines for the Chief Executive Officer and his direct reports, which guidelines were approved by the HRCC in December of 2003. The objective of the share ownership guidelines is to encourage top executives who have direct or oversight responsibility for MDS's overall performance to accumulate a meaningful ownership stake in MDS Common shares, to foster an ownership culture and to align their long-term interests with those of other MDS shareholders. The minimum shareholding requirements of the CEO and his direct reports are 3 x base salary for the Chief Executive Officer and 1.5 x base salary for his direct reports.

For the purposes of these guidelines, units granted under the mid-term incentive plan (RSUs, DSUs, PSUs) are considered to be the equivalent of Company shares. The CEO and his direct reports are allowed a period of five years from the date of policy implementation or the date of hire/promotion if later, in which to accumulate the required level of share ownership and progress is monitored on a periodic basis. As at October 31, 2004, Mr. Rogers' shareholdings in the Company exceeded such guidelines, as did the shareholdings of three of the other Named Executive Officers. The remaining Named Executive Officer, Mr. Garner, recently joined the Company.

Conclusion

It is the view of the HRCC that the compensation philosophy and principles, as well as the executive compensation levels for the Named Executive Officers, are appropriate for the size of the organization, the scope and complexity of the businesses managed, and the achievement of certain of the goals and objectives during the year.

The HRCC members are as follows:

John R. Evans, Chair Clarence J. Chandran	Wendy K. Dobson John T. Mayberry

Officers' Remuneration

Compensation of Named Executive Officers of MDS

The following Summary Compensation table provides a summary of the compensation earned by the Chief Executive Officer, the Chief Financial Officer and the three other most highly compensated executive officers of the Company (collectively, the "Named Executive Officers"), for services rendered in all capacities during the three fiscal years ended October 31, 2004, where applicable. Specific aspects of this compensation are dealt with in further detail in the tables that follow.

Summary Compensation

		Annual Compensation [1]			Mid-term and Long-term Compensation
Name and Principal Position	Fiscal Year	Salary [2]	Bonus	Retirement Payment [3]	Securities under Options Granted (#) [4]	Restricted, Performance or Deferred Share Units [5]	Payouts ($) [6]	All Other Compensation [7]
J.A. Rogers President & CEO	2004 2003 2002	$591,667 $544,167 $515,000	$150,000 $165,000 $309,000	- - -	46,000 57,500 60,000	23,000 4,900 4,900	- - -	$7,897 $9,137 $9,137
E.K. Rygiel Executive VP, & Executive Chairman, MDS Capital Corp.	2004 2003 2002	$468,333 $431,667 $412,500	$118,800 $130,500 $207,500	- - -	30,000 37,500 40,000	15,000 3,800 3,800	- - -	$7,839 $9,137 $9,137
J.A. Morrison Group President & CEO, Healthcare Provider Markets	2004 2003 2002	$391,667 $347,500 $333,333	$100,000 $105,000 $167,500	$76,063 $68,250 $75,360	24,000 30,000 32,500	12,000 3,100 3,100	$1,285,800 $1,159,400 $1,003,800	$6,942 $8,223 $8,223
A.D. Torrie Executive VP, Global Markets & Technology	2004 2003 2002	$383,333 $345,000 $315,000	$97,500 $105,000 $160,000	$74,625 $68,250 $72,000	24,000 32,500 32,500	12,000 3,100 3,100	- - -	$6,248 $7,747 $7,414
J.A.H. Garner CFO & Executive VP Finance	2004 2003 2002	$316,667 $87,397 -	$100,000 $75,000 -	$59,818 $12,362 -	24,000 25,000 -	12,000 - -	- - -	$4,751 $4,653 -

1

Annual Compensation includes salary, bonus and retirement payment. The value of perquisites and other personal benefits for each Named Executive Officer was less than the lesser of $50,000 and 10% of total annual salary and bonus.

2	Base salary earned by the Named Executive Officers for the fiscal year. Mr. Garner was hired on July 7, 2003 and his salary figure in 2003 reflects a pro-rated amount.
3

Messrs. Rogers and Rygiel are provided at retirement with assets sufficient to provide a defined retirement benefit promise. Any annual amounts contributed by the Company on their behalf are used to fund such defined benefit. For all other Named Executive Officers, the Company pays or accrues annually, in respect of such officers, an amount equal to 15% of their respective annual cash compensation for the year. See Pension Plans for more details.

4	Stock options granted in each of the fiscal years to the Named Executive Officers to acquire Common shares of the Company.
5

The Company has established mid-term incentive plans to reward senior executives for performance over a medium-term performance cycle. Performance units are granted under the plan and vest over a two- or three-year performance cycle based on pre-determined performance conditions. Performance Share Units granted in 2002 did not vest and were cancelled on expiry. Units granted in 2003 and 2004 continue to be subject to performance conditions and will vest or be cancelled on December 31, 2005 and October 31, 2005, respectively. Performance share units awarded in 2004 represent a two-year front-loaded grant. See Mid-term Incentive Plans for more details.

6

Amounts shown represent payments made in the fiscal year in respect of long-term incentive grants awarded in previous years. See Report on Executive Compensation - Long-term Incentive Plans for more details.

7

All figures in this column include premiums paid by the Company for term life insurance for each Named Executive Officer. They also include the dollar value of dividend equivalent amounts based on previous grants under the Mid-term Incentive Plans, except for Mr. Garner.

Mid-term Incentive Plan (2004-2005)

The following tables show for each Named Executive Officer the number of Performance Share Units awarded under the Mid-term Incentive Plan (2004-2005) during the year ended October 31, 2004. The amounts shown below represent a two-year front-loaded grant.

Under the terms of the Plan, the units will vest and payout from 0% to 200% of the target grant shown below, based solely on MDS's achievement of financial and non-financial performance levels over the 2004 and 2005 fiscal years. Upon completion of the two-year performance cycle, 50% of the target grant will be paid if threshold performance is achieved, 100% of the target grant if target performance is achieved and 200% of the target grant will be paid if maximum performance is achieved.

Unless a participant elected, at the time of grant, to receive payment in the form of DSUs, units will be paid out in cash based on the number of vested units multiplied by the market value of MDS Common shares on the fifth trading day immediately following public disclosure of the annual financial results. Participants who elected payment in the form of DSUs will have their vested units credited to their account as a bookkeeping entry and will receive dividend equivalents in the form of additional DSUs, at the time dividends are paid on the underlying Common shares. The DSUs will only become payable when the participant leaves the employment of MDS.

Performance Share Unit Awards During Fiscal 2004

Name	Securities, Units, or other Rights (#) (Target Grant)	Performance or other Period until Maturation or Payout	Estimated Future Payouts Under Non-Securities Price-Based Plans
			Threshold (#)	Target (#)	Maximum (#)
J. A. Rogers	23,000	31-Oct-2005	11,500	23,000	46,000
E.K. Rygiel	15,000	31-Oct-2005	7,500	15,000	30,000
J.A. Morrison	12,000	31-Oct-2005	6,000	12,000	24,000
A.D. Torrie	12,000	31-Oct-2005	6,000	12,000	24,000
J.A. H. Garner	12,000	31-Oct-2005	6,000	12,000	24,000

Stock Option Plan

The following table provides information on options to purchase Common shares granted during fiscal 2004 to the Named Executive Officers under the terms of the Company's Stock Option Plan. The HRCC grants options to eligible employees, including the CEO and other Named Executive Officers, for the purchase of a set number of Common shares at an exercise price based upon the market value of the shares (see note 2 under Option Grants During Fiscal 2004). Options are exercisable over a maximum 10-year period; 20% of the options granted vest one year after the date of grant and an additional 20% per year over the following four years.

Option Grants During Fiscal 2004

Name	Securities Under Options Granted[1] (#)	% of Total Options Granted to Employees in Fiscal 2004	Exercise Price ($/Security) [2]	Market Value of Securities Underlying Options on the Date of Grant ($/Security)[2]	Expiration Date[3]
J. A. Rogers	46,000	4.86%	$19.65	$19.65	10-Dec-2013
E.K. Rygiel	30,000	3.17%	$19.65	$19.65	10-Dec-2013
J.A. Morrison	24,000	2.53%	$19.65	$19.65	10-Dec-2013
A.D. Torrie	24,000	2.53%	$19.65	$19.65	10-Dec-2013
J.A.H. Garner	24,000	2.53%	$19.65	$19.65	10-Dec-2013

1	Number of options granted to the Named Executive Officer in fiscal 2004.
2

For purposes of the annual grant of options, the exercise price is the closing price of the shares on the Toronto Stock Exchange on the fifth trading day immediately following public disclosure of the annual financial results. The exercise price for grants, outside of the annual grant, is the closing price of the shares on the Toronto Stock Exchange on the trading day prior to grant, but in no event less than the closing price on the day of the grant.

3	Stock options vest or become eligible for exercise at a rate of 20% per year commencing on the first anniversary of the date of the grant. The term of each option is 10 years from the date of grant.

The following table shows, for each Named Executive Officer, the number of Common shares acquired through the exercise of stock options during fiscal 2004, the aggregate value realized upon exercise, and the number of Common shares covered by unexercised options under the Stock Option Plan as at October 31, 2004. Value realized upon exercise is the difference between the fair market value of Common shares on the exercise date and the exercise price of the option. The value of unexercised in-the-money options at fiscal year-end is the difference between the exercise price of the options and the fair market value of Common shares on October 29, 2004, which was $20.00 per share.

Aggregated Option Exercises During Fiscal 2004 and Financial Year-End Option Values

	Securities Acquired on Exercise	Aggregate Value Realized	Unexercised Options at October 31, 2004 (#)		Value of Unexercised In-the-Money Options at October 31, 2004 ($)[1]
Name	(#)	($)	Exercisable	Unexercisable	Exercisable	Unexercisable
J. A. Rogers	55,000	$869,000	434,700	162,800	$3,364,780	$152,500
E.K. Rygiel	95,188	$1,012,740	191,500	110,000	$804,230	$109,500
J.A. Morrison	61,500	$1,007,344	185,760	85,940	$907,008	$80,912
A.D. Torrie	103,840	$536,456	34,500	86,060	$14,300	$69,538
J.A. H. Garner	0	$0	5,000	44,000	$6,000	$32,400

1 Option values have been calculated based upon the closing price on October 29, 2004 of Common shares on the Toronto Stock Exchange, which was $20.00.

Pension Plans

Pension arrangements are in place to provide senior officers, including the Named Executive Officers, with assets at retirement. The benefits provided to the Named Executive Officers are detailed below.

The pension arrangements for Messrs. Rogers and Rygiel provide that at retirement they will be provided with a retirement benefit that is similar in value to an annual non-indexed pension of 2% of the participant's best three-year salary plus bonus multiplied by the participant's years of service, to a maximum of 70% of the participant's best three-year salary plus bonus. The pension value is calculated at the date of retirement. The assets used to fund the promised benefit are provided from a combination of registered and non-registered savings vehicles including: (i) accumulated Company contributions to individual pension plans previously established for them; (ii) existing amounts standing to their credit in their own respective Deferred Profit Sharing accounts; and (iii) the accumulation of contributions of approximately 15% of total cash compensation (defined as salary plus previous year's bonus), reduced by Company individual pension plan contributions, standing to their credit in individual Retirement Compensation Arrangements ("RCAs") established on their behalf. On retirement, the value of the pension is calculated, accumulated assets from the above savings vehicles are offset from the retirement value and MDS contributes an amount equal to the shortfall, if any. Each year, MDS retains an independent actuary to estimate the contribution requirements that would be needed should MDS decide to pre-fund the estimated final top-up under the pension arrangements by each participant's retirement date.

It is not possible to state the actual amounts that will be payable under the pension arrangements as such amounts are dependent upon various factors, including future cash compensation and years of service. The following table is therefore included for illustrative purposes and reflects the annual pension benefit that would be used to value the pension benefit at retirement for Messrs. Rogers and Rygiel, assuming each Named Executive Officer retired on or after age 60, and is based upon the various remuneration/service combinations described below.

	Years of Service, Retirement On or After Age 60
Remuneration ($)[1]	25 Years	30 Years	35 Years
400,000	240,000	240,000	280,000
500,000	300,000	300,000	350,000
600,000	360,000	360,000	420,000
700,000	420,000	420,000	490,000

1 Remuneration includes salary and bonus.

As of October 31, 2004, the credited service of John Rogers is 31.75 years and of Ed Rygiel is 33.75 years.

In the case of Messrs. Morrison and Torrie, the Company contributes 15% of their total cash compensation (defined as salary plus previous year's bonus) to the retirement program, which consists of (i) an individual pension plan and (ii) an RCA. The maximum amount allowed by Canada Customs and Revenue Agency is contributed to the individual pension plan, and the remainder is contributed to the RCA. Mr. Garner is entitled to a Company pension contribution equal to 15% of his total cash compensation (defined as salary plus previous year's bonus). The maximum amount allowed by Canada Customs and Revenue Agency is contributed to a defined contribution plan and the Company makes a book reserve for the remainder.

Employment Contracts And Termination Of Employment

In September 2004, the Company entered into employment contracts with Messrs. Rogers, Garner, Morrison and Torrie. The contracts set out the principal terms of the employment relationship with the Company, including the individual's overall role, the expectations of the Company around business practices including confidentiality, ethical behaviour and conflict of interest, and financial terms. In addition, the contracts detail the severance payment that will be provided on termination of employment and the consequent obligations of non-competition and non-solicitation. The contracts were entered into to address market competitiveness and retention, and to provide certainty to both the Company and the executive management as to their respective obligations in the event of termination.

The severance payment for Messrs. Garner, Morrison and Torrie is equal to two times cash compensation. Cash compensation is defined as the sum of the individual's base salary, three-year average bonus, annual contribution to the retirement program plus the annual car allowance. For Mr. Rogers, the severance payment is equal to three times cash compensation, reduced by three years of deemed pension payable under the pension arrangements. The pension payment is determined as if Mr. Rogers had retired and commenced receiving his retirement benefit on his date of termination.

Mr. Rygiel, who has been with MDS for almost 34 years, does not have an employment contract.

Change In Control Policy

In December of 2000, the Board approved a policy governing termination of employment of the Named Executive Officers and certain other senior officers (including the CEO, the CEO's direct reports and business unit presidents), in the event of a change of control of the Company. The policy was adopted to ensure that, in the event of a change of control, such officers would be committed to focusing their efforts on maintaining the continuity of the business and preserving shareholder value throughout the relevant period. The terms of the policy are reviewed on a periodic basis and most recently in May of 2004, at which time certain changes were made to the policy. The policy continues to commit the Named Executive Officers to continuing in the employment of the Company for at least 12 months following a change of control and to enter into non-competition and non-solicitation agreements upon termination.

The principal terms of the current policy provide that, in the event of a change of control, the Named Executive Officers and certain other senior officers will be provided with a severance payment in the event that their employment is terminated without cause or for good reason within 24 months following the change in control. For all such officers except the CEO, the severance payment is equal to two times cash compensation. Cash compensation is defined as the sum of the individual's base salary, three-year average bonus, annual contribution to the retirement program plus the annual car allowance. For the CEO, the severance payment is equal to three times cash compensation. In addition to the severance payment, all options held by such officers will vest immediately upon termination and will remain exercisable until the earlier of the expiry date for each option or 12 months from the officer's date of termination. All other forms of equity-based compensation then held by such officers under the Company's mid-term incentive plans will continue to vest and be paid in the usual course, subject to the discretion of the HRCC to immediately vest and pay out all or a portion of such equity-based compensation.

Performance Graph

The following graph compares the total cumulative shareholder return for $100 invested in Common shares on October 31, 1999, with the cumulative total return of the Toronto Stock Exchange 300 Stock Index for the five most recently completed fiscal years. Dividends declared are assumed to be reinvested.

Please note that the graph reflects that in October of 2004 the Board of Directors approved a new dividend policy for MDS. The new policy is designed to maintain stable and consistent dividends, with a targeted payout ratio of approximately 10% to 15% of the previous year's normalized, sustainable earnings per share after consideration of the Company's cash and liquidity position and future cash requirements. The dividend which was formerly paid semi-annually was increased 30% on an annualized basis and is now paid quarterly. The Board of Directors paid the first quarterly cash dividend of $0.0325 per Common share on October 1, 2004.

Total Return Index Values

225
200
175
150
125
100
75
50
1999/10
2000/10
2001/10
2002/10
2003/10
2004/10
MDS Common Shares
S&P / TSX Composite Index

	1999/10	2000/10	2001/10	2002/10	2003/10	2004/10
MDS Common Shares	100.00	215.96	152.80	160.11	144.08	146.11
S&P / TSX Composite Index	100.00	134.41	97.50	90.01	114.17	132.58

Assuming an investment of $100 and the reinvestment of dividends
Effective March 7, 2000, Class A and Class B shares were reclassified as Common shares.
The reclassification ratios were 1.000 for 1.050 and 1.000 for 1.000 respectively.

Section 4: Corporate Governance Policies and Practices

Strong, effective corporate governance is a necessary foundation to high performance and to shareholder confidence and has been and remains a key commitment at MDS. As our shareholders are aware, a series of guidelines, rules, regulations, listing standards and legislation have been passed or adopted over the last several years to assist companies in establishing best practices and to address concerns about governance. These include the Toronto Stock Exchange (TSX) corporate governance guidelines, the New York Stock Exchange (NYSE) corporate governance rules, the US Sarbanes-Oxley Act, and corporate governance requirements in the form of rules and/or regulations adopted by both the Canadian Securities Commissions and the Securities Exchange Commission (SEC) in the US.

The Board believes that its effectiveness is a combination of structure, membership and process; and individual director effectiveness is a combination of competence, behaviour and independence.

Accordingly, in developing MDS's policies and practices, the Board and the Corporate Governance & Nominating Committee have carefully considered the Board's structure, membership and its processes. In June of 2004, the Board adopted a new set of corporate governance guidelines and practices which may be found on the Company website at www.mdsintl.com under Corporate Governance / Governance Guidelines. Set out below are certain key policies and practices that are, in the Company's view, essential to creating a Board and committees that can function effectively and add significant value to the Company, and that evidence in a transparent manner the various roles and shared responsibilities of both management and the Board. In addition, Schedule A to this Circular describes the Company's various governance practices with reference to the TSX corporate governance guidelines. The Schedule also outlines how those practices align with specific regulatory guidelines and best practices, including US regulatory requirements where such requirements are materially different from existing Canadian requirements.

Board Membership, Independence and Alignment

As discussed in the Annual Report, the Company believes that a strong and independent board is fundamental to effective corporate governance, and the proportion of independent directors has increased over the past years. At present, and as indicated earlier in this Circular, nine of the Company's 10 directors are independent and unrelated, their sole relationship with the Company being as members of the Board, and as shareholders.

Brief biographies of the directors, listing their affiliations and directorships, are included herein and in the Annual Report, and indicate the collective breadth, scope and diversity of their experience (including public service, academia, professional and business), all of which makes a major contribution to the Company and its global operations and evolving needs. During the last three years, the Company has replaced or added five new independent and highly skilled directors with extensive experience in international business, finance, telecommunications, information technology and pharma/biotech.

Since 1996, the positions of Chair and Chief Executive Officer have been separate.

In addition, as discussed earlier, effective November 1, 2004 the Board elected John Mayberry as the Non-Executive Chair of the Board. John Mayberry is "unrelated" under the TSX corporate governance guidelines and meets the "independence" standards under the NYSE corporate governance rules.

The Board Chair reports to the Board of Directors and to the shareholders. The Board Chair is charged with the responsibility of leading the Board and organizing it to function in partnership with, but independently of, management in order to facilitate the achievement of the goals of the Company including sustainable growth and maximizing shareholder value. The Chair is also charged with providing appropriate oversight of the management of the ongoing business and affairs of MDS, and fostering and supporting ethical and responsible decision making.

The Chair's duties include taking a leadership role in setting the tone and culture for effective and transparent dialogue and decision making at the Board, as well as working with the Chair of the Corporate Governance & Nominating Committee to ensure that Board composition reflects the skills and competencies needed to meet the needs of the Company and its key stakeholders. The Chair holds non-executive sessions of the Board at the end of each regularly scheduled Board meeting, and other times as required.

All directors, including the Chief Executive Officer, have an equity interest in the Company either through ownership of shares and/or DSUs. As noted earlier, the Board established a guideline in 2003 providing for each unrelated or independent director to own shares (including DSUs) in the Company with a value of not less than five times his/her annual retainer. Directors are given three years to accumulate such ownership position. All of the independent directors, other than Dr. Anderson who joined the Board in May of 2003 and Ms. O'Neill, the new nominee for the Board, own shares in the Company which exceed the established guideline. In addition, as noted earlier, MDS has established a Deferred Share Unit Plan for Non-Executive Directors, which allows independent directors the option of receiving 100% of their total compensation or 100% of their annual retainer in the form of Deferred Share Units. As of the date of this Circular, a majority of the independent directors are receiving all of their compensation in this manner and John Mayberry, the Non-Executive Chair, has notified the Company of his intention to receive all of his fiscal 2005 annual retainer in DSUs.

Board Orientation and Continuing Education

New directors are introduced to the various businesses of the Company through a comprehensive orientation program, including meetings with the senior executives at both the corporate and operating levels, and tours of the principal business operations, so that they have a clear understanding of such business operations, and the Company can more effectively leverage their capability in the context of such businesses. In addition, the Board holds meetings each year at various operating offices, at which local management reviews with the Board its strategies, business plans, opportunities and risks, and the Board has the opportunity of meeting and interacting with a broader range of the Company's employees. The Board regularly receives relevant articles, reports and other papers impacting the health and life sciences market and the Company's particular businesses, strategy and governance as well as periodic presentations from outside consultants and specialists related to industry trends, markets and the Company's positioning in such markets.

Board and Director Evaluation

Like any process, corporate governance practices must be reviewed and challenged on a regular basis to ensure that the practices remain relevant and effective for the Company. In that regard, the Corporate Governance & Nominating Committee reviews detailed questionnaires, completed by all Board members annually, to evaluate and improve the Board's and management's corporate governance practices. The questionnaire seeks to rate performance in such areas as quality and content of information (such as financial, industry, risk, competition), communication (such as strategy and stakeholder issues or concerns) and dialogue (the right issues, the right amount of time), as well as Board and committee structure, participation and contribution. The questionnaire seeks guidance, input and recommendations from each individual Board member. Board recommendations become an accountability of senior management, and regular monitoring and progress reports are provided to the Corporate Governance & Nominating Committee. The Company completed its most recent survey in 2004. The Chair also meets annually with individual directors to review their individual performance.

In addition, the Committee regularly reviews and evaluates its practices against various governance guidelines and best practices, including the Canadian Coalition for Good Governance. The Company and the Board have found the evaluation process to be a helpful tool for constructive change.

Term and Tenure

Given the size and international nature of the Company and the speed of change in the industry, the Corporate Governance & Nominating Committee has established guidelines on both term and normal retirement age of directors. Subject to both annual performance review and election by the Shareholders, Board members should anticipate serving for an initial period of three years. Overall tenure is based upon a member's continuing performance, the ongoing needs of the Company and annual election by the Shareholders. The normal retirement age for Board members is 70. The Committee has discretion, however, in unique circumstances to invite a member to continue on the Board beyond the normal retirement age. The Committee has exercised its discretion in the case of Dr. John Evans who, as noted previously in this Circular, has been a Board member since 1989 and who continues, both in his role as a Board member and as Chair of the Human Resources & Compensation Committee, to make a significant contribution to the Company. The Committee reviews on a regular basis the makeup of the Board and particular skill sets which would be beneficial to the overall strategy and evolving business requirements of the Company. These skill sets include medical/scientific, information technology, marketing and sales, general management, global, financial, government relations, academia, human resources, and governance.

Meetings and Strategic Planning

The Board continued to meet actively in fiscal 2004. There were 10 Board meetings, one by way of teleconference.

The Company annually holds a one- or two-day off-site meeting, involving the Board and senior management, devoted strictly to the Company's strategic plan. The Board is actively involved on an ongoing basis in reviewing, providing input on and approving the Company's overall strategic plan, business plan and strategic investments.

Risk Management

The Board plays a significant oversight role in risk management, principally through the Audit, Human Resources & Compensation, and Environment, Health & Safety Committees. Risk is currently identified and managed at the corporate and business unit levels. Programs have been established to consider and manage operational, financial, legal, human resources, strategic, technological, scientific, reputational, environmental health and safety and other risks to the Company's businesses. These are reviewed with the committees on a regular basis and reported to the Board.

Shareholder Communications

MDS has a Disclosure Committee consisting of the Chief Financial Officer, Vice-President Finance, Vice-President Investor Relations, and the General Counsel, with the objective of having a clear and effective process to provide timely, accurate, consistent and non-selective disclosure of all material information to all of the Company's stakeholders. This Committee reviews, and where appropriate approves, all material external communications.

In addition, the Board and/or the Audit Committee review and approve all material external communications, including this Circular, the Annual Report, the Annual Information Form as well as interim and annual financial reports and management's discussion and analyses, and press releases. The Chief Executive Officer, Chief Financial Officer and other representatives of the Company hold quarterly conference calls with buy- and sell-side analysts and business media and, at least once a year, MDS holds an Investor Relations Conference for investors and analysts. All shareholders now have the ability to participate through a live audio webcast. These conference calls and investor conference presentations are also made available in archived format on the MDS website.

MDS's Investor Relations group provides a regular flow of information on MDS activities to the media, analysts, investors and other interested parties by organizing meetings, presentations and press releases and by maintaining the Company's website. In this manner, MDS is able not only to communicate developments on a timely basis to its stakeholders, but also to receive and respond to concerns or recommendations.

Further information on the Company can be found at www.sedar.com. In addition, shareholders can contact the Company's transfer agent, CIBC Mellon, by calling the answerline at 1-800-387-0825.

Current stock prices, financial reports, recent press releases and annual reports are accessible on the MDS website at www.mdsintl.com or at MDS Shareholder Communication Service at 416-675-6777 ext. 6500 or
1-888-MDS-7222.

The Board

The Board has the statutory duty to manage or supervise the management of the business and affairs of the Company. In carrying out such duties and exercising their powers, each director is required to act honestly and in good faith with a view to the best interests of the Company and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The directors are also given the right to delegate certain of their duties and responsibilities to committees of the Board. A description of the committees to which the Board has delegated certain duties and responsibilities and a description of such duties and responsibilities follows.

The principal duties and responsibilities which have been retained by the Board include contributing to the formulation of and approving strategic plans; reviewing the Company's financial performance; reporting and disclosure; approving the annual financial statements of the Company; obtaining reasonable assurance as to the adequacy of the internal controls; approving all significant Company transactions; appointing the Chair, CEO and senior management of the Company and planning their succession on the recommendation of the HRCC; overseeing the identification of the principal risks and the implementation of appropriate processes and systems to manage such risks; and reviewing and approving key policies developed by management around ethical conduct, compliance, and practices. A complete description of the Board's mandate is set out on the Company's website at www.mdsintl.com, under Corporate Governance / Committee Charters.

The Committees

The Board does not have an executive committee, but has created and delegated some of its duties to four specific committees of the Board: the Audit Committee; the Human Resources & Compensation Committee; the Corporate Governance & Nominating Committee; and the Environment, Health & Safety Committee. Each of the committees has a written mandate which sets out its principal duties and responsibilities, all of which are reviewed annually. All committees are comprised entirely of independent or unrelated directors, and in the case of the Audit Committee, the Board has determined that all members qualify as financially literate and the Chair, Robert Luba, is an audit committee financial expert as currently defined under applicable regulatory standards.

The Board's determination that Mr. Luba qualifies as an audit committee financial expert does not impose greater duties, obligations or liabilities on Mr. Luba, nor does it affect the duties, obligations or liabilities of other members of the Audit Committee or the Board.

As noted earlier in the Circular, Mr. Luba currently serves on the audit committees of five other public entities. The terms of the Company's Audit Committee Charter provide that, except as determined by the Board in any particular circumstance, Audit Committee members should not simultaneously serve on the audit committees of more than three public companies. After discussion with Mr. Luba as to his current responsibilities and his time availability, and given Mr. Luba's extensive accounting and financial qualifications and varied and related experience, the Board has determined in this particular circumstance that Mr. Luba's service on such other committees brings valuable insight and perspective to his role as Chair of the Company's Audit Committee, and that he will have the necessary time to carry out his responsibilities.

The composition of each committee is reviewed annually and, where appropriate, changes made to generate fresh input and diversity of expertise. During the year, the number of members of the Corporate Governance & Nominating Committee was reduced to four independent directors: John Mayberry, William Etherington, John Evans and Mary Mogford as Chair. A summary of the key responsibilities of the committees is set out in Schedule B, and a complete description of the mandate of each of the committees is set out on the Company's website at www.mdsintl.com, under Corporate Governance / Committee Charters.

Trading in Company Securities

The Company has established blackout periods during which securities of the Company cannot be traded by insiders of the Company, including directors and executive officers. These blackout periods apply to all securities whether held directly or in any equity compensation plan. There are no separate blackout periods related to non-insider plan participants.

Directors and executive officers will continue to report any trade in securities of the Company within the requisite period required under the Ontario Securities Act, namely within 10 days following the date of any trade.

Equity Compensation Plans

All plans of the Company which provide for the issuance of treasury shares to participants have been approved by the Board and the TSX. In addition, the Company's

Stock Option Plan was approved by the shareholders. Pursuant to the TSX rules, any material changes to such plans require shareholder approval.

Business Conduct and Ethics

The Company's business conduct and ethics are embodied in its core values of mutual trust, genuine concern and respect for people, integrity and commitment to excellence. At MDS, ethical behaviour is everyone's responsibility, not simply that of senior officers. The Company has established policies governing such areas as employment practices, business practices, personal conduct and conflicts of interest. These policies have been consolidated into Global Business Practices Standards. Each of the directors, officers and other employees is required to review the Standards and acknowledge his/her commitment to act in accordance with them by signing a personal pledge. The Standards encourage employees to seek advice or report concerns without fear of retribution and include a number of available resources for employees and others to do so including a fully outsourced 1-800 number for those wishing anonymity. The Standards are available in the Corporate Governance section of our website at www.mdsintl.com under Global Business Practices. The Standards are also available to Shareholders on request to: Corporate Secretary, MDS Inc., 100 International Boulevard, Toronto, ON M9W 6J6 or by email to the Corporate Secretary: pbrent@mdsintl.com.

Nominating Committee Process

The Company's current governance practices address a number of the disclosure rules including the requirement for a nominating committee, a nominating committee charter and confirmation as to independence of the committee's members under applicable listing standards.

In addition, MDS's Corporate Governance & Nominating Committee reviews the composition of the Board on a regular basis, taking into account a number of factors, including the evolving needs of the Company and breadth and depth of experience of the Board members in the areas previously described, as well as age, diversity, fit and other factors which are all valuable to the effectiveness of the Board and ultimately the Company's growth and its understanding of the global markets in which it competes. Potential nominees for the Board currently come from a number of sources including recommendations of existing independent Board members, senior management and outside search firms.

All proposed candidates are reviewed by a number of members of the Committee, including the Chair, certain members of senior management including the CEO, and an outside consultant, and a final decision as to whether they will be proposed to the shareholders as nominees is made by the Committee.

Under the provisions of the Canada Business Corporations Act, shareholders wishing to nominate an individual for election to the Board and representing in the aggregate 5% or more of the Company's shares are entitled to do so by way of a shareholder proposal. Such proposal must be received by the Company at least 90 days before the anniversary date of the Notice ( see Shareholder Proposals on p. *). In addition, shareholders have the right to make nominations from the floor at the Annual Meeting. The Company believes that the current statutory rights provided to the shareholders adequately address the rights of shareholders to nominate directors.

Director Independence

It is the objective of the Board that all non-employee directors meet the criteria for independence required by the TSX, the Canadian Securities Commission, NYSE and the SEC. Only those directors who the Board affirmatively determines have no material relationship with the Company (either directly or as a partner, shareholder, or officer of an organization that has a relationship with the Company) and who meet the additional qualifications prescribed under the NYSE rules and other applicable regulatory and/or statutory requirements will be considered independent or unrelated. In addition, the Company's Corporate Governance Guidelines require that members of the Audit Committee also satisfy applicable regulatory and/or statutory independence requirements for members of audit committees including the Sarbanes-Oxley Act of 2002.

Each Board and Audit Committee member is required to complete an independence questionnaire and update such questionnaire if circumstances change during the year.

Based upon the information provided by the directors in such questionnaires, the Board has determined that all of the directors, other than Mr. Rogers, are independent or unrelated under all of the requisite regulatory and statutory criteria.

Shareholder Communications with the Board

The Board has approved a policy by which shareholders and other interested parties may communicate directly with the Board or the independent directors. All communications should be in writing and should be directed to the Company's Chair at 100 International Boulevard, Toronto, ON M9W 6J6 or by email to: jmayberry@mdsintl.com or to the Corporate Secretary at 100 International Boulevard, Toronto, ON M9W 6J6 or by email to: pbrent@mdsintl.com. The sender should indicate in the address whether it is intended for the entire Board, the independent directors as a group, or an individual director. Each communication intended for the Board or independent directors received by the Chair or Corporate Secretary will be forwarded to the intended recipients subject to compliance with instructions from the Board in effect from time to time concerning the treatment of inappropriate communications.

Overall Approach

The Board and senior management believe that the Company's current governance practices are appropriate and fundamental to its overall success and comply in all material respects with all requisite regulatory and statutory requirements, including the corporate governance guidelines of the TSX, the corporate governances rules of the NYSE, the applicable Canadian or US securities rules and regulations and the provisions of the Canada Business Corporations Act and the US Sarbanes-Oxley Act. Any material differences have been noted in this Circular, and to the extent there are differences between the Canadian and US requirements (and the US requirements so allow), the Company has determined to follow the Canadian requirements. None of such differences are, however, in the Company's view, material.

Approval By Directors

The contents and sending of this Circular have been approved by the Board of Directors of the Company.

Peter E. Brent

Senior Vice-President & General Counsel
and Corporate Secretary

December 31, 2004

Schedule A: TSX Corporate Governance Guidelines

The following table describes the Company's position on each of the TSX Guidelines for effective Corporate Governance.

TSX Corporate Governance Guidelines	Does MDS Align?	Comments
Board should explicitly assume responsibility for stewardship of the company and specifically for:	Yes

The Board's mandate and its statutory obligation provide for the Board to assume stewardship of the business and affairs of the Company. The Board approves all material transactions and major policy decisions and delegates to management the authority, responsibility and accountability for day-to-day operations.

Adoption of a strategic planning process;	Yes

The development of the strategic plan is an interactive process with Board involvement and input. The formal plan is reviewed and approved at a dedicated two-day meeting with the Board and executive council.

Identification of the principal risks of the company's business and implementing appropriate risk management systems;	Yes

The Board, together with its various committees (principally Audit, Human Resources & Compensation, and Environment, Health & Safety), reviews on a regular basis operational, financial, human resource, strategic, environmental, technological, reputational and other risks to the Company. The principal risks to the business are identified in the Company's annual and quarterly MD&As and Annual Information Form.

Succession planning, including appointing, training and monitoring senior management;	Yes

The Human Resources & Compensation Committee reviews succession planning for senior management. Each member of senior management goes through a periodic independent assessment to determine key strengths, potential areas of improvement and developmental opportunities. In addition, to assist senior management and all employees to focus on the key items related to the Company's achievement of its strategic goals, the Company has adopted a number of new metric driven programs.

Communications policy; and	Yes

The Board has adopted a comprehensive policy on disclosure and established a Disclosure Committee consisting of the CFO; Vice-President, Finance; Vice-President, Investor Relations; and the General Counsel, whose mandate is to establish appropriate processes to provide for timely, consistent and non-selective disclosure of material information to all of the Company's stakeholders. The policy encompasses all forms of electronic communication, including the Company's website.

Integrity of internal control and management information systems.	Yes

The Audit Committee pursuant to its mandate is responsible for monitoring the integrity of the Company's internal controls and management systems. This is carried out both through reports from and discussions with senior financial management, outside consultants and the auditors.

Majority of directors should be "unrelated" (free from conflict of interest).	Yes

The Board has reviewed its composition to assess which members may be considered unrelated or independent. Based upon such assessment, the Board has determined that nine of its 10 members are both unrelated as defined in the TSX Corporate Governance Guidelines and independent as defined under NYSE Corporate Governance rules.

Disclose for each director whether the director is related and how that conclusion was reached.	Yes	See disclosure under Election of Directors; Corporate Governance, Policies and Practices; and Board Membership, Independence and Alignment.

  The board of directors should appoint a committee:
  responsible for proposing new nominees to the full board for election; and
  composed exclusively of outside (non-management) directors, a majority of whom are unrelated.
Yes Yes

The Corporate Governance & Nominating Committee is composed entirely of unrelated and independent Board members. Pursuant to the Committee's mandate, the Committee evaluates and recommends nominees for the Board in consultation with the Chairman and the CEO. The Committee regularly reviews the composition of the Board to determine what additional competencies, skills and personal qualities might be added to the Board with regard to the Company's evolving needs.

Implement a process for assessing the effectiveness of the board, its committees and individual directors.	Yes

A complete review is carried out annually. Questionnaires are delivered to each Board member pertaining to the governance process, its functioning and effectiveness. The results of the summary are reviewed with the full Board and appropriate actions taken and monitored to improve any areas deemed by Board members to require attention.

Provide orientation and education programs for new directors.	Yes	All new Board members are provided with a comprehensive orientation and education program. See Board Orientation and Continuing Education.
Consider size of board with a view to improving effectiveness.	Yes	The Corporate Governance & Nominating Committee periodically considers the size of the Board and has determined at this time that 10 members is an appropriate size to carry out its responsibilities.
Review the adequacy and form of compensation of directors in light of the risks and responsibilities.	Yes

The Corporate Governance & Nominating Committee regularly reviews both the overall compensation and compensation paid to the Board and committee members and various chairs. Such review takes into account additional responsibilities and risks occasioned by statutory and regulatory requirements.

Following the 2003 fiscal year-end of the Company, the Committee determined to eliminate in future the granting of stock options to directors and to replace them with Deferred Share Units. See Director Deferred Share Unit Plan.

Board committees should generally be composed of outside directors, a majority of whom are unrelated.	Yes	All of the committees of the Board are composed entirely of unrelated and independent directors.
Appoint a committee responsible for approach to corporate governance issues and the guidelines.	Yes

The Corporate Governance & Nominating Committee is responsible for the Company's approach to corporate governance. As part of its mandate, the Committee reviews its policies and procedures on a regular basis adopting best practices to the needs and circumstances of the Company.

Define limits to management's responsibilities by developing mandates for: the board; and the chief executive officer. Board should approve the chief executive officer's corporate objectives.	Yes Yes

As stated earlier, the Board has both statutory and regulatory duties and standards of care in its role of overseeing the management and affairs of the Company. In addition, under its mandate, the Board has defined duties, including contribution to and approval of all strategic plans and business plans and all significant initiatives including acquisitions, divestitures, financings and capital expenditures. In addition, through various committees, it oversees the development and implementation of processes for management of risk, succession planning, the Company's communication policy and the integrity of the Company's internal control and management systems.

The CEO is charged with the general management and direction of the business and affairs of the Company and has specific objectives assigned to him and by which he is measured. See Report on Executive Compensation, Chief Executive Officer Compensation.

Establish procedures to ensure the board can function independently of management.	Yes

As noted earlier in the body of the Circular, the Board of Directors is composed of 10 directors, nine of whom are unrelated and independent. The Company has separated the roles of Chairman and CEO and the Chair is both unrelated and independent. The agendas for all committees are set by the Chairs of such committees in collaboration with management, and all such Chairs are unrelated and independent.

The audit committee should have a mandate which specifically defines the roles and responsibilities of the audit committee; All members should be outside directors.	Yes

The Audit Committee has a mandate which clearly defines its role and responsibilities and which was fully reviewed and updated in 2003. Each of the Committee members is unrelated and independent and each is financially literate. The Board has determined that the Chair has the necessary qualifications and/or experience to be considered an audit committee financial expert under applicable Canadian and US requirements.

Implement a system to enable individual directors to engage outside advisors, at the company's expense, in appropriate circumstances.	Yes	In performing its or their individual responsibilities, directors may, with the approval of the Corporate Governance & Nominating Committee, engage outside advisors at the Company's expense.

Schedule B: Key Committee Responsibilities

Audit

  Review of annual financial statements and review and approval of quarterly financial statements
  Review and approval of: material disclosures of a financial nature, Management's Discussion and Analyses, Annual Information Forms, and similar disclosure documents
    Review with management and the external auditors the appropriateness of the Company's accounting policies, disclosures, reserves, key initiatives and judgments
    Review with management the Company's major financial risk exposure and steps taken to monitor and control such exposure
    Review with management and the external auditors the effectiveness of the Company's internal controls over financial reporting and related information technology security and control
    Review with management and external counsel, as required, all legal matters which could reasonably be expected to have a material impact on the financial statements or accounting policies
    Recommend to the Board the nomination of the external auditors and approve the remuneration and terms of engagement of the auditors
    Evaluate the qualification, performance and independence of the external auditors
    Meet regularly with the external auditors, independent of management
    Report regularly to the Board and annually review its own performance

  Human Resources & Compensation Committee

    Review the Company's overall human resource structure, principles and practices and approve any material changes thereto
    Review and report to the Board on the CEO's annual objectives and its assessment of the CEO's performance against such objectives
    Review and recommend to the Board the compensation of the CEO and review and approve compensation of senior officers of the Company
    Review and report to the Board on the Company's succession planning process for the CEO and other senior officers of the Company
    Review all compensation and share equity plans
    Review and recommend to the Board the form and adequacy of compensation for independent directors
    Report regularly to the Board and annually review its own performance

  Corporate Governance & Nominating Committee

    Develop and recommend to the Board a set of corporate governance principles and practices
    Monitor on a regular basis the appropriateness and effectiveness of the Company's governance principles and practices
    Review, on a regular basis, external governance standards from a best practices basis
    Review, on a regular basis, the makeup of the Board in the context of the Company's evolving needs and assist in identifying and recommending candidates for Board members
    Develop policies or guidelines related to the size, composition, evaluation, term and tenure of the directors and committee members
    Report regularly to the Board and annually review its own performance

  Environment, Health & Safety Committee

    Establish policies, programs and practices that will make the Company a leader in the management of its environmental affairs and in the management of the health and safety of its employees
    Provide assistance with the development of an EH&S five-year strategic plan and monitor its implementation
    Review and assess the EH&S management system and recommend to the Board action to maintain, strengthen or improve such system
    Receive reports of any significant EH&S incidents or occurrences and steps taken to address and mitigate recurrence thereof
    Report regularly to the Board and annually review its own performance